                                   FORM 11-K



(Mark One)

                 [ X ] ANNUAL REPORT PURSUANT TO SECTION 15 (D)
                       OF THE SECURITIES EXCHANGE ACT OF 1934


                       For the fiscal year ended May 31, 1997


                                       OR


                 [   ] TRANSITION REPORT PURSUANT TO SECTION 15(D)
                       OF THE SECURITIES EXCHANGE ACT OF 1934


For the transition period from ____ to ____

Commission file number 333-16891

      A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

          SpeedFam Employees' Savings and Profit Sharing Plan and Trust

      B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                          SpeedFam International, Inc.
                          305 North 54th Street
                          Chandler, Arizona  85226


                              REQUIRED INFORMATION

      The following financial statements shall be furnished for the plan:

      1. An audited statement of financial condition as of the end of the latest two fiscal years of the plan (or such lesser period as the plan has been in existence).

      2. An audited statement of income and changes in plan equity for each of the latest three fiscal years of the plan (or such lesser period as the plan has been in existence).

      3. The statements required by Items 1 and 2 shall be prepared in accordance with the applicable provisions of Article 6A of Regulation S-X (17 CFR 210.6A-01-.6A-05).

      4. In lieu of the requirements of Items 1-3 above, plans subject to ERISA may file plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA. To the extent required by ERISA, the plan financial statements shall be examined by an independent accountant, except that the "limited scope exemption" contained in Section 103(a)(3)(C) of ERISA shall not be available.

      Note: A written consent of the accountant is required with respect to the plan annual financial statements which have been incorporated by reference in a registration statement on Form S-8 under the Securities Act of 1933. The consent should be filed as an exhibit to this annual report. Such consent shall be currently dated and manually signed.

                          SPEEDFAM INTERNATIONAL, INC.
                             EMPLOYEES' SAVINGS AND
                          PROFIT SHARING PLAN AND TRUST

                              FINANCIAL STATEMENTS

                              MAY 31, 1997 AND 1996

                   (With Independent Auditors' Report Thereon)

                          SPEEDFAM INTERNATIONAL, INC.
              EMPLOYEES' SAVINGS AND PROFIT SHARING PLAN AND TRUST



                                TABLE OF CONTENTS



                                                                            Page


Independent Auditors' Report ................................................ 1

Statements of Net Assets Available
  for Benefits .............................................................. 2

Statements of Changes in Net Assets
  Available for Benefits .................................................... 3

Notes to Financial Statements ............................................... 4

Schedule G - Financial Schedules (IRS Form 5500) ............................ 8

      See Notes to Financial Statements and Independent Auditors' Report.

                          INDEPENDENT AUDITORS' REPORT



To the Board of Trustees of
SpeedFam International, Inc. Employees'
Savings and Profit Sharing Plan and Trust



      We have audited the accompanying statements of net assets available for benefits of SpeedFam International, Inc. Employees' Savings and Profit Sharing Plan and Trust as of May 31, 1997 and 1996, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

      We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of May 31, 1997 and 1996, and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

      Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information included in Schedule G-Financial Schedules (IRS Form 5500) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information included in the Summary of Participants' Equity is presented for the purpose of additional analysis and is not a required part of the basic financial statements. The supplemental information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



August 20, 1997



      See Notes to Financial Statements and Independent Auditors' Report.

                          SPEEDFAM INTERNATIONAL, INC.
              EMPLOYEES' SAVINGS AND PROFIT SHARING PLAN AND TRUST

                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                              MAY 31, 1997 AND 1996

                                                                       1997              1996
ASSETS

INVESTMENTS AT FAIR VALUE:
    U.S. government securities                                    $  2,317,195      $    820,320
    Corporate bonds                                                    327,413           325,543
    Municipal bond                                                      49,615            49,725
    Mutual fund                                                        107,445           103,169
    Common stocks                                                    5,960,907         3,172,769
    SpeedFam International, Inc. common stock                        7,884,346         7,203,290
                                                                  ------------      ------------
                                                                    16,646,921        11,674,816
                                                                  ------------      ------------

RECEIVABLES:
  Employer's contributions:
    SpeedFam International, Inc.                                     2,102,651         1,206,169
    Met-Coil Ltd. USA Branch                                             3,668             2,640
  Participants' contributions:
    SpeedFam International, Inc.                                        80,472
    Met-Coil Ltd. USA Branch                                               938               744
  Loans to participants                                                 89,203            47,846
  Accrued interest receivable                                           54,310            28,687
  Miscellaneous receivable                                                 667               144
                                                                  ------------      ------------
                                                                     2,331,909         1,286,230
                                                                  ------------      ------------

Cash and equivalents                                                 2,385,118           840,890
                                                                  ------------      ------------

      TOTAL ASSETS                                                  21,363,948        13,801,936
                                                                  ------------      ------------


LIABILITIES

Federal tax withheld                                                       326
                                                                  ------------      ------------

      NET ASSETS AVAILABLE FOR BENEFITS                           $ 21,363,622      $ 13,801,936
                                                                  ============      ============

       See Notes to Financial Statements and Independent Auditors' Report.

                          SPEEDFAM INTERNATIONAL, INC.
              EMPLOYEES' SAVINGS AND PROFIT SHARING PLAN AND TRUST

           STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                        YEARS ENDED MAY 31, 1997 AND 1996

                                                                      1997              1996
ADDITIONS TO NET ASSETS ATTRIBUTED TO

Investment income:
  Net appreciation in fair value of investments                  $  5,386,215      $  7,352,864
  Interest                                                            189,727           133,196
  Dividends                                                            63,430            44,923
                                                                 ------------      ------------
                                                                    5,639,372         7,530,983
                                                                 ------------      ------------
Employer's contributions:
  SpeedFam International, Inc.                                      2,102,651         1,206,169
  Met-Coil Ltd. USA Branch                                              3,668             2,640

Participants' contributions:
  SpeedFam International, Inc.                                        850,820           400,891
  Met-Coil Ltd. USA Branch                                             12,227             8,802
                                                                 ------------      ------------
                                                                    2,969,366         1,618,502
                                                                 ------------      ------------
      TOTAL ADDITIONS                                               8,608,738         9,149,485
                                                                 ------------      ------------


DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO

Distributions to participants                                       1,047,052           410,625
                                                                 ------------      ------------

      NET INCREASE                                                  7,561,686         8,738,860


NET ASSETS AVAILABLE FOR BENEFITS

  Beginning of year                                                13,801,936         5,063,076
                                                                 ------------      ------------

      END OF YEAR                                                $ 21,363,622      $ 13,801,936
                                                                 ============      ============

       See Notes to Financial Statements and Independent Auditors' Report.

                          SPEEDFAM INTERNATIONAL, INC.
              EMPLOYEES' SAVINGS AND PROFIT SHARING PLAN AND TRUST

                          NOTES TO FINANCIAL STATEMENTS

NOTE 1      DESCRIPTION OF PLAN AND TRUST

            The following description of the SpeedFam International, Inc. Employees' Savings and Profit Sharing Plan and Trust ("Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

            (a) The Plan is a defined contribution plan established by SpeedFam International, Inc. and any of its affiliates and subsidiaries (the Company) that adopts the plan.

            (b) Employees of the Company are eligible to participate in the 401(k) provisions of the Plan as of the 1st day of June or December after commencing employment and in the profit sharing provisions of the Plan as of the 1st day of June after commencing employment.

            (c) Participants' accounts are 100% vested. Company accounts become 100% vested at date of retirement, death, disability, or, in the event of earlier resignation or dismissal, at various rates from 20% to 100% based upon years of service ranging from 2 to 6 years.

            (d) Benefits may be distributed in any one of the following methods: (i) lump sum; (ii) periodic payments; or (iii) purchase of a joint and survivor annuity contract.

            (e) The Company and its affiliates pay administrative expenses on behalf of the Plan.


NOTE 2      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

            The financial statements of the Plan are prepared using the accrual method of accounting.

Estimates

            The preparation of financial statements in conformity with generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

       See Notes to Financial Statements and Independent Auditors' Report.

Investment Valuation and Income Recognition

      The Plan's investments are stated at fair value. Participant loans receivable are valued at cost which approximates fair value.

      Purchases and sales of securities are recorded on a trade-date basis. Gain or loss on disposal of investment securities is determined on an average cost basis.

Payment of Benefits

      Benefits are recorded when paid.

Reclassification

      Certain amounts applicable to the prior year have been reclassified to conform to the 1997 presentation.

       See Notes to Financial Statements and Independent Auditors' Report.

                          SPEEDFAM INTERNATIONAL, INC.
              EMPLOYEES' SAVINGS AND PROFIT SHARING PLAN AND TRUST

                          NOTES TO FINANCIAL STATEMENTS



NOTE 3      INVESTMENTS

      The Plan's investments are held in a bank-administered trust fund. The following table presents investments at May 31, 1997 and 1996. Investments that represent 5% or more of the Plan's net assets are separately identified.

                                                 1997                                   1996
                                    ------------------------------       --------------------------------
                                      PRINCIPAL                           PRINCIPAL
INVESTMENTS AT FAIR VALUE AS          AMOUNT OR                           AMOUNT OR
DETERMINED BY QUOTED MARKET PRICE     NUMBER OF           MARKET          NUMBER OF             MARKET
                                       SHARES             VALUE             SHARES              VALUE
SpeedFam International, Inc.
 common stock                           216,380        $ 7,884,346            351,380        $ 7,203,290

U.S. government securities          $ 2,300,000          2,317,195        $   800,000            820,320

Corporate bonds                     $   325,000            327,413        $   325,000            325,543

Municipal bond                      $    50,000             49,615        $    50,000             49,725

Mutual fund                              10,765            107,445             10,312            103,169

Common stocks                           120,913          5,960,907             74,243          3,172,769
                                                       -----------                           -----------

                                                       $16,646,921                           $11,674,816
                                                       ===========                           ===========

      On October 10, 1995, the shares of SpeedFam International, Inc., were listed on the NASDAQ Stock Exchange. At May 31, 1997 and 1996, the quoted market price per share was $36.4375 and $20.50, respectively.

       See Notes to Financial Statements and Independent Auditors' Report.

                          SPEEDFAM INTERNATIONAL, INC.
              EMPLOYEES' SAVINGS AND PROFIT SHARING PLAN AND TRUST

                          NOTES TO FINANCIAL STATEMENTS



NOTE 3      INVESTMENTS - CONTINUED

      During 1997 and 1996, the Plan's investments (including investments bought, sold, and held during the year) appreciated (depreciated) in value as follows:

      INVESTMENTS AT FAIR VALUE AS                        1997                 1996
      DETERMINED BY QUOTED MARKET PRICE

      SpeedFam International, Inc. common stock        $ 4,334,290         $ 6,621,272
      U.S. government securities                           (12,153)            (18,387)
      Corporate and municipal bonds                          1,760              (7,960)
      Mutual fund                                              262               1,493
      Common stocks                                      1,062,056             756,446
                                                       -----------         -----------

          Net appreciation in fair value               $ 5,386,215         $ 7,352,864
                                                       ===========         ===========

NOTE 4      TAX STATUS

      The Internal Revenue Service has determined and informed the Company by letter that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.


NOTE 5      PLAN TERMINATION

      Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of the Employee Retirement Income Security Act of 1974. In the event of Plan termination, participants will become 100% vested in their accounts.

       See Notes to Financial Statements and Independent Auditors' Report.

               SCHEDULE G -- FINANCIAL SCHEDULES (IRS FORM 5500)





FACE AMOUNT/NO.                 DESCRIPTION                                   CARRY VALUE       TOTAL MARKET
    SHARES

                               * EQUITIES *
                               COMMON STOCKS
      2,100           AT&T Corporation Common Stock                            $76,597.50       $77,175.00


      1,300           Abbott Laboratories Common Stock                          54,292.50        81,900.00


        800           Air Products & Chemicals Incorporated Common Stock        31,087.50        62,200.00



      2,000           Albertsons Incorporated Common Stock                      65,432.50        67,000.00


      1,300           Amgen Incorporated Common Stock                           80,437.50        86,937.50


        600           Atlantic Richfield Company Common Stock                   76,560.00        87,300.00


      1,600           Automatic Data Processing Incorporated                    50,420.00        78,600.00
                      Common Stock


        900           Betzdearborn Inc. Common Stock                            55,485.00        57,375.00


        800           Bristol Myers Squibb Company Common Stock                 25,290.00        58,700.00


      1,000           Chevron Corporation Common Stock                          36,137.00        70,000.00

FACE AMOUNT/NO.                 DESCRIPTION                                   CARRY VALUE       TOTAL MARKET
    SHARES

    216,380           Speedfam International Inc. Common Stock                 145,349.00     7,884,346.00


      1,000           Cisco Systems Incorporated Common Stock                   55,375.00        67,750.00


      1,300           Computer Associates International Incorporated            56,030.00        71,175.00
                      Common Stock


        650           Conagra Incorporated Common Stock                         19,380.83        39,243.75


      1,200           Disney Walt Company (Holding Company)                     82,482.50        98,250.00
                      Common Stock


      1,000           Duke Realty Investments Incorporated New                  26,585.00        38,125.00


      1,800           Electronic Data Systems Corp Common Stock                 59,761.76        67,275.00


      1,800           Emerson Electric Company Common Stock                     79,402.50        97,200.00


      1,600           Exxon Corporation Common Stock                            73,580.00        94,800.00


      1,000           Federal National Mortgage Association Common              30,100.00        43,750.00
                      Stock


      1,000           Ford Motor Company Delaware Common Stock                  28,225.00        37,500.00


        800           GTE Corporation Common Stock                              27,080.00        35,300.00

FACE AMOUNT/NO.                 DESCRIPTION                                   CARRY VALUE       TOTAL MARKET
    SHARES

      1,800           General Electric Company Common Stock                     52,785.00       108,675.00


        800           Gillette Company Common Stock                             30,660.00        71,100.00


      1,500           Hewlet Packard Company Common Stock                       82,062.50        77,250.00


      1,600           Home Depot Incorporated Common Stock                      83,397.50       101,000.00


      1,450           Jefferson Pilot Corporation Common Stock                  58,586.67        92,256.25


      1,300           MBNA Corporation Common Stock                             45,630.00        44,037.50


      1,200           Medtronic Incorporated Common Stock                       78,270.00        88,800.00


      2,999           Millennium Chemicals Inc Com                              58,672.15        57,730.75


      2,000           Oracle Corporation Common Stock                           74,000.00        93,250.00


      1,000           Paine Webber Group Incorporated Common                    20,100.00        35,500.00
                      Stock


      1,000           Penney J C Incorporated Common Stock                      49,600.00        51,500.00


      2,400           Pepsico Incorporated Common Stock                         77,640.00        88,200.00


      2,100           Philip Morris Companies Incorporated Common               76,320.00        92,400.00
                      Stock

FACE AMOUNT/NO.                 DESCRIPTION                                   CARRY VALUE       TOTAL MARKET
    SHARES




      1,200           Pitney Bowes Incorporated Common Stock                    55,590.00        84,300.00


      2,600           Service Corporation International Common Stock            78,910.00        91,650.00


      2,000           TCW/DW Term TR 2003 Shares Beneficial                     19,900.00        16,000.00
                      Interest


      1,600           3COM Corporation Common Stock                             56,800.00        77,600.00


      1,364           Travelers Group, Inc. Common Stock                        35,175.00        75,020.00


      1,400           U.S. West Incorporated (DEL) Communications               41,252.17        51,100.00
                      Group Common Stock


        800           Wachovia Corporation Common Stock                         21,040.00        48,700.00


        800           Waste Management Incorporated Common Stock                26,580.00        25,600.00

FACE AMOUNT/NO.                 DESCRIPTION                                   CARRY VALUE       TOTAL MARKET
    SHARES

                           *FIXED INCOME SECURITIES*
                             GOVERNMENT OBLIGATIONS
                               TREASURY & FEDERAL
                                    AGENCIES


      100,000         Federal Home Loan Bank Bond                              100,000.00        99,770.00
                      Dated 05/28/97 7.000% Due
                      05/28/2002


      100,000         Federal Home Loan Bank Bond                               99,750.00        98,840.00
                      Dated 03/13/96
                      6.490% Due 03/13/2001


      100,000         Federal Home Mortgage Corp.                               98,312.50        97,560.00
                      Dated 04/02/93
                      6.55% Due 04/02/2003


      100,000         Federal National Mortgaged Assn                           92,000.00        96,360.00
                      Notes
                      Dated 01/10/94
                      6.400% Due 01/13/2004


      100,000         Federal National Mortgage Assn                            99,562.50        98,160.00
                      Bond
                      Dated 11/12/96
                      6.950% Due 11/13/2006


      100,000         United States Treasury Notes                              99,404.00       105,280.00
                      Dated 02/15/90
                      8.50% Due 02/15/2000

FACE AMOUNT/NO.                 DESCRIPTION                                   CARRY VALUE       TOTAL MARKET
    SHARES
                              STATE AND MUNICIPAL

      50,000          Cache County Utah School District                         50,962.50        49,615.00
                      Taxable Refunding Series B
                      Dated 05/01/1993
                      6.950% Due 06/15/2004


                           NONGOVERNMENT OBLIGATIONS

      25,000          International Lease Corp                                  25,062.50        24,968.00
                      Dated 08/17/92
                      6.50% Due 08/15/1999


      50,000          JCP Master Credit Card Trust Asset                        49,649.50        53,795.00
                      Backed Certificate Series C
                      9.625% Due 06/15/2000


    100,0000          Pepisco Incorporated Medium Term                         100,000.00        97,950.00
                      Note Dated 10/02/95
                      7.000% Due 10/02/2007


      50,000          Salomon Incorporated Medium                               49,900.00        49,290.00
                      Term Note Dated 02/01/96
                      7.375% Due 02/01/2008


      50,000          Bear Sterns Company Senior Note                           55,375.00        51,220.00
                      9.125% Due 04/15/1998

FACE AMOUNT/NO.                 DESCRIPTION                                   CARRY VALUE       TOTAL MARKET
    SHARES


      50,000          Standard Credit Card Trust 1990-6                         49,792.50        50,190.00
                      Class A
                      9.375% Due 07/10/1997

FACE AMOUNT/NO.                 DESCRIPTION                                   CARRY VALUE       TOTAL MARKET
    SHARES

                               * EQUITIES *
                               COMMON STOCKS

      2,400           Abbott Laboratories Common Stock                       $  40,365.00      $151,200.00


      4,000           Albertsons Incorporated Common                           138,950.00       134,000.00
                      Stock


      1,200           American Home Products                                    38,667.00        91,200.00
                      Corporation Common Stock


      1,000           Clorox Company Common Stock                               38,820.00       126,250.00


      3,600           Coca Cola Company Common                                  19,665.00       246,600.00
                      Stock


      3,500           G & K Services Incorporated Class                         50,925.00       114,625.00
                      A Common Stock


      2,000           General Electric Company Common                           77,050.00       120,750.00
                      Stock


      1,500           Grainger W W Incorporated                                 90,450.00       120,375.00
                      Common Stock


      3,000           Interpublic Group Companies                              108,412.80       179,625.00
                      Incorporated Common Stock


      4,500           Manpower Incorporated Wisconsin                          138,400.00       201,375.00
                      Common Stock


      3,750           Mattel Incorporated Common Stock                          68,775.00       112,031.25

FACE AMOUNT/NO.                 DESCRIPTION                                   CARRY VALUE       TOTAL MARKET
    SHARES

      2,000           May Department Stores Company                             44,764.00        94,250.00
                      (DE) Common Stock


      2,400           McDonalds Corporation Common                              31,215.00       120,600.00
                      Stock


      1,000           Microsoft Corporation Common                              31,400.00       124,000.00
                      Stock


      1,500           Motorola Incorporated Common                              19,057.50        99,562.50
                      Stock


      3,000           Northern Trust Corporation                                61,575.00       147,375.00
                      Common Stock


      3,000           Price T Rowe & Associates                                 97,650.00       147,750.00
                      Incorporated Common Stock


      3,600           Service Corporation International                         50,040.00       126,900.00
                      Common Stock


      3,400           Sigma Aldrich Corporation                                 94,435.00       104,125.00
                      Common Stock


      5,600           State Street Corporation Common                           53,080.00       249,900.00
                      Stock


      4,500           Sysco Corporation Common Stock                           154,912.50       156,937.50


      2,000           Verifone Incorporated Common                              54,350.00       102,250.00
                      Stock

FACE AMOUNT/NO.                 DESCRIPTION                                   CARRY VALUE       TOTAL MARKET
    SHARES




                          *FIXED INCOME SECURITIES*
                           GOVERNMENT OBLIGATIONS
                           TREASURY & FEDERAL AGENCIES

      200,000         United States Treasury Notes                             $194,062.50      $192,312.00
                      Dated 02/15/1994
                      5.875% Due 02/15/2004


      200,000         United States Treasury Notes                             196,620.00       198,310.00
                      Dated 10/02/1995
                      6.125% Due 09/30/2000


      200,000         United States Treasury Notes                             204,734.00       207,500.00
                      Dated 08/15/1988
                      9.250% Due 08/15/1998


      300,000         United States Treasury Notes                             308,191.00       313,035.00
                      Dated 02/15/1989
                      8.875% Due 02/15/1999


      200,000         United States Treasury Notes                             204,406.00       207,060.00
                      Dated 08/15/1989
                      8.000% Due 08/15/1999


      200,000         United States Treasury Note                              202,906.25       200,190.00
                      Dated 05/31/96
                      6.500% Due 05/31/2001


      200,000         United States Treasury Notes                             199,706.00       200,880.00
                      Dated 03/31/1997
                      6.625% Due 03/31/2002

FACE AMOUNT/NO.                 DESCRIPTION                                   CARRY VALUE       TOTAL MARKET
    SHARES

                            * CASH AND EQUIVALENTS *

      100,000         United States Treasury Notes                              102,625.00      101,720.00
                      Dated 04/15/1991
                      7.875% Due 04/15/1998


      100,000         United States Treasury Notes                             105,531.25       100,220.00
                      Dated 12/31/92
                      6.00% Due 12/31/1997


      10,765          Fidelity Intermediate Bond                               107,445.00       107,445.00
                                                                            -------------   --------------


                                TOTAL                                       $6,657,019.00   $16,646,921.00
                                                                            =============   ==============

                                   SIGNATURES

      The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                          SPEEDFAM EMPLOYEES' SAVINGS AND PROFIT
                                             SHARING PLAN AND TRUST


                                          /s/ Roger K. Marach
                                          --------------------------------------
                                          Roger K. Marach
                                          Co-Trustee

                         [KATZ & MILLER LLP LETTERHEAD]



The Board of Trustees of
SpeedFam International, Inc. Employees'
Savings and Profit Sharing Plan and Trust:


We consent to incorporation by reference in the registration statement on Form S-8 as filed on November 27, 1996 of SpeedFam International, Inc. Employees' Savings and Profit Sharing Plan and Trust of our report dated August 20, 1997, relating to the Statements of Net Assets Available for Benefits of SpeedFam International, Inc. Employees' Savings and Profit Sharing Plan and Trust as of May 31, 1997 and 1996, and the related Statements of Changes in Net Assets Available for Benefits for each of the years in the two year period ended May 31, 1997, and all related schedules, which report appears in the May 31, 1997 annual report on Form 11-K of SpeedFam International, Inc. Employees' Savings and Profit Sharing Plan and Trust.


/s/ Katz & Miller LLP
---------------------------------
Chicago, IL
November 20, 1997